Filed by Valeant Pharmaceuticals

International, Inc. (Commission File

No. 001-14956) pursuant to Rule 425 under

the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Contact Information:

Laurie W. Little

949-461-6002

laurie.little@valeant.com

VALEANT PHARMACEUTICALS RESPONDS TO ALLERGAN’S REJECTION OF MERGER PROPOSAL

Laval, Quebec — May 13, 2014 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX and TSX: VRX) today responded to Allergan, Inc.’s (NYSE: AGN) rejection of Valeant’s proposal to combine with Allergan for $48.30 in cash and 0.83 shares of Valeant common stock for each Allergan share:

Dear Allergan Shareholders,

As you are all aware, yesterday we received Allergan’s letter rejecting Valeant’s offer. We note that our offer was rejected without Allergan having had any discussions with Valeant. During yesterday’s conference call, Allergan offered a business-as-usual strategy while attempting to discredit our company. The silver lining of such an approach is that Allergan shareholders now have two very different options to consider and choose between.

Subsequent to our Annual Shareholders Meeting and our Board meeting next week, we plan to hold a webcast on May 28th at 8:00 a.m. ET (5:00 a.m. PT) to discuss why we believe that our offer is substantially superior to an Allergan “go it alone” strategy. On the call, we will discuss why our proposal offers greater short, intermediate, and long-term shareholder value by managing Allergan’s assets under Valeant’s operating model. Traditionalists have questioned our operating model since we began our journey more than six years ago. We will provide further details about our operating model, business strategy, and transaction cost synergies, in addition to addressing the concerns raised yesterday by Allergan on its webcast.

I have had the pleasure of meeting many of you over the last two weeks and, as you have heard from us, we remain resolute in consummating a merger with Allergan. Based on your feedback, at our May 28th webcast, we plan to improve our offer for the company – to demonstrate our commitment to getting this deal done. We are prepared to pay a full and fair price, but, consistent with our track record, we will remain financially disciplined.

We are excited about the value creation opportunity for all shareholders from the enormous strategic and financial synergies that result from this transaction. We will not stop our pursuit of this combination until we hear directly from Allergan shareholders that you prefer Allergan’s “stay the course plan” to a combination with Valeant. I ask that all of you continue to provide us with your feedback.

I look forward to talking to all of you on May 28th.

With best regards,

J. Michael Pearson

Chairman and Chief Executive Officer

Conference Call and Webcast Information

The Company will host a conference call and a live Internet webcast along with a slide presentation at 8:00 a.m. ET (5:00 a.m. PT), May 28, 2014 to discuss the merger proposal with Allergan. The dial-in number to participate on this call is (877) 876-8393 confirmation code 46457022. International callers should dial (973) 200-3961, confirmation code 46457022. A replay will be available approximately two hours following the conclusion of the conference call through June 4, 2014 and can be accessed by dialing (855) 859-2056, or (404) 537-3406, confirmation code 46457022. The live webcast of the conference call may be accessed through the investor relations section of the Company’s corporate website at www.valeant.com.

About Valeant

Valeant Pharmaceuticals International, Inc. (NYSE/TSX:VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the

“SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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